SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001 -04

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN” or “Company”), in compliance with the provisions in Article 157 of Law 6,404/76, as well as with CVM Instruction 358/02, hereby informs its shareholders and the public that the Company’s Board of Directors approved the acquisition by the Company or by any of its direct or indirect subsidiaries of a minority interest in the capital stock of Riversdale Mining Limited (“Riversdale”), a mining company with shares listed on the Australian Stock Exchange. Said acquisition will include (i) 28,750,598 shares, representative of 14.99% of the capital stock of Riversdale and (ii) provided that governmental approval is obtained in connection with the foreign investment, according to applicable Australian legislation, 2,482,729 additional shares, representative of 1.3% of the capital stock of Riversdale, for the aggregate equity interest of 16.3% of the capital stock of Riversdale. The price per share shall be of six Australian dollars and ten cents (A$6.10), plus applicable costs.

Rio de Janeiro, November 24, 2009.

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Chief Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.